Filed Pursuant to Rule 253(g)(2)

File No. 024-10928

HAPPYNEST REIT, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 3, 2019
TO THE OFFERING CIRCULAR DATED JULY 30, 2019

This Offering Circular Supplement No. 1 (“Supplement No. 1”) supplements our offering circular dated July 30, 2019 and filed with the Securities and Exchange Commission on July 30, 2019 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928), relating to the offer and sale by us of up to 5,000,000 shares of our common stock (the “Common Stock”) for an initial offering price of $10.00 per share (the “Offering”).

Offering Expanded to Additional U.S. States

The purpose of this Supplement No. 1 is to disclose that the Offering is expanded to investors, who are otherwise qualified to participate in the Offering, located in all U.S. States and territories except for Arizona, North Carolina, North Dakota, and Washington. The Offering is also not open to investors located in the U.S. Virgin Islands.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with the Offering Circular, including all of its exhibits. We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.